Hanwha SolarOne’s Subsidiary Obtains Three-Year US$100 Million Term-Loan Facility

SHANGHAI, June 27, 2013 /PRNewswire/ — Hanwha SolarOne Co., Ltd. (“SolarOne” or the “Company”) (Nasdaq: HSOL), a vertically integrated manufacturer of silicon ingots, wafers and photovoltaic (“PV”) cells and modules in China, today announced that its wholly-owned subsidiary Hanwha SolarOne (Qidong) Co., Ltd, has secured a three-year US$100 million term loan facility (the “Loan”) from the Export-Import Bank of Korea (KEXIM). The loan will mature on June 25, 2016 with payment of principal to be made at maturity. The interest rate floats with the three-month LIBOR, plus 1.99 % per annum. The loan proceeds will be used primarily for working capital purposes.

Mr. Jay SEO, Chief Financial Officer of Hanwha SolarOne, commented, “this new capital will enhance our ability to support current working capital needs, continues our shift of loans from short to longer term, and allows some flexibility in developing our business strategies for the future.” Mr. SEO concluded, “We continue to be fortunate to access relatively low-cost funding from offshore sources.”

About Hanwha SolarOne

Hanwha SolarOne Co., Ltd. (NASDAQ: HSOL) is a vertically-integrated manufacturer of silicon ingots, wafers, PV cells and modules. Hanwha SolarOne offers high-quality, reliable products and services at competitive prices. Partnering with third-party distributors, OEM manufacturers, and systems integrators, Hanwha SolarOne serves the utility, commercial, government, and residential markets. The Company maintains a strong presence worldwide, with employees located throughout Europe, North America and Asia, and embraces environmental responsibility and sustainability, with an active role in the voluntary photovoltaic recycling program. Hanwha Group, Hanwha SolarOne’s largest shareholder, is active in solar project development and financing, and plans to produce polysilicon in the future. For more information, please visit: http://www.hanwha-solarone.com.

For further information, please contact:

Hanwha SolarOne Co., Ltd.

Investor Contact:

Paul Combs

V.P. Investor Relations

Building 1, 18th Floor

1199 Minsheng Road, Shanghai, PRC 200135

P. R. China

Tel: +86 21 3852 1533 / Mobile: +86 138 1612 2768

E-mail: paul.combs@hanwha-solarone.com

Source: Hanwha SolarOne Co., Ltd.